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                          Report of Independent Accountants

To the Board of Trustees
Cardinal Tax Exempt Money Market Fund and Cardinal Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Cardinal Tax Exempt Money Market Fund and Cardinal Fund (the "Funds") were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of July 31, 1998 with respect to securities and similar investments reflected in the investment account of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made without prior notice to management. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1998, and with respect to agreement of security and similar investments purchases and sales, for the period from June 12, 1998 (the date of investment management firm acquisition) through July 31, 1998;

- Confirmation of all securities and similar investments held by institutions in book entry form (FEDERAL RESERVE BANK OF CLEVELAND, STATE STREET BANK & TRUST CO., N.A., DEPOSITORY TRUST COMPANY, BANK OF NEW YORK, AND PARTICIPANT TRUST COMPANY);

- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Fifth Third Bank records; and

- Agreement of 2 security and/or investment purchases and 2 security and/or investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998, with respect to securities and similar investments reflected in the investment account of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose.

                                             Ernst & Young LLP

Cincinnati, Ohio
September 24, 1998

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                   MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
              CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of the Cardinal Tax Exempt Money Market Fund and Cardinal Fund (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of July 31, 1998.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998 with respect to securities and similar investments reflected in the investment account of the Funds.


Cardinal Tax Exempt Money Market Fund and Cardinal Fund



By:



                         /s/ STEPHEN MINTOS
                         -----------------------------------
                         Stephen Mintos
                         President